David W. Bernstein 212.813.8808 DavidBernstein@goodwinprocter.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

December 13, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lennar Corporation

Registration Statement on Form S-4

File No. 333-214566

Ladies and Gentlemen:

On behalf of Lennar Corporation (the “Company”), we withdraw the request contained in a letter dated December 13, 2016 that Registration Statement File No. 333-214566 be made effective on December 15, 2016.

Very truly yours,

/s/ David W. Bernstein

David W. Bernstein